Exhibit 99.1

NI FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Caledonia Mining Corporation (“Company”)
Suite 1710, 1177 West Hastings Street
Vancouver, BC  V6E 2L3

Item 2 Date of Material Change

January 24, 2013

Item 3 News Release

The material change is described in a News Release issued by the Company dated

•  January 25, 2013

The News Release was disseminated through normal news release disseminators in Canada, the United States and England.

Item 4 Summary of Material Change

At a Special Meeting of the Shareholders held January 24, 2013 the shareholders passed two Special Resolutions and, subsequent to the completion of the Meeting, the Board of Directors declared a dividend of $0.005 per share.

Item 5  Full Description of Material Change

(a)	A Special General Meeting of the Shareholders held January 24, 2013 passed two Special Resolutions, being to:

•	Approve the reduction of the Company’s stated capital by $140,000,000 from $196,677,000 to $56,677,000;

•
Consolidate the Company’s shares on a 1 new for 10 old basis – thereby consolidating the 514,461,780 issued shares to 51,446,178 consolidated shares. The Company has not yet established with the Toronto Stock Exchange the date upon which the Company’s consolidated shares will start trading. In the interim, the   non-consolidated shares will continue to  trade  on  the  Toronto  Stock Exchange, the AIM market in London, and on the OTCQX in the United States. The trading symbol of the Company’s shares after the consolidated shares commence trading will continue to be “CAL”. New CUSIP numbers have been assigned for use with respect to the consolidated shares which will be:

CUSIP                             12932K202
ISIN                                CA12932K2020

(b)
Following the completion of the Special Meeting referred to in sub-clause (a) the Board of Directors of the Company declared a cash dividend of $0.005 Cdn. per pre- consolidated share. The shares will commence trading ex-dividend February 6, 2013 and the dividends will be paid to shareholders of record as of the close of business on February 8, 2013.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102.

Nil

Item 7  Omitted Information

Nil

Item 8  Executive Officer

The name and business telephone number of the executive officer of the Company who is knowledgeable about the material change and this Report:

Carl R. Jonsson
Chairman of the Board, Director and Secretary
Tel: (604) 640-6357
email:  jonsson@securitieslaw.bc.ca

Item 9  Date of Report

January 30, 2013